CIBT EDUCATION GROUP INC.

International Head Office:

Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

CIBT Further Expands in the Philippines

August 5th, 2008: CIBT Education Group Inc. (AMEX: MBA; TSX.V: MBA) is pleased to report that the Company has signed a cooperation agreement with Far Eastern University ( “ FEU ” ), one of the largest healthcare universities in the Philippines.

The cooperation agreement allows CIBT and Sprott Shaw Degree College (collectively “CIBT”) to establish a CIBT Education Center within the facilities of FEU in Manila. The Center will teach Resident Care Attendant and Practical Nursing programs using Sprott-Shaw's curriculum. Students enrolled in these courses will have full access to all clinical facilities, dormitory and other student services available at FEU. All courses will be taught in English, which will ultimately prepare the students to seek working opportunities in the international health care community. CIBT will assist graduates in seeking employment opportunities in the healthcare sector in Canada and the United States.

In addition, private hospitals in China are desperately looking for English speaking and western qualified workers. CIBTs regional headquarters in China will assist future graduates to apply for these positions in Asia and North America. CIBT will also assist pre-qualified candidates in preparing for licensing exams in Canada.

“We are excited to have established this location in the Philippines, which is another step towards realizing our vision of expanding CIBT and Sprott-Shaw’s presence throughout Asia”, commented Toby Chu, Vice-Chairman and CEO of CIBT Education Group. "China and most parts of Asia are experiencing significant growth, the baby boomer generation is aging and the standard of living is improving. These factors are driving the healthcare industry, which is expected to grow significantly in the coming decade. Our continued initiatives and introduction to expand Canadian healthcare training to emerging countries are receiving significant interest in Asia.”

“This partnership with Sprott Shaw is a step toward fulfilling the University's vision of preparing health care workers who are globally competent while recognizing the fact that baccalaureate level training is not the right path for everyone,” commented Annabelle Borromeo, Dean of the School of Nursing at FEU. “Those who choose the vocational approach, due to various reasons, are given the opportunity and the world-class training to accomplish their life's goals through this program of partnership with Sprott Shaw.”

About Far Eastern University:

Established in 1928 as an institute and gaining university status in 1933, FEU is a leading institution of learning in the Philippines with seven major faculties including: accounting, business & finance, architecture & fine arts, arts & sciences, education, nursing, law and graduate studies. With approximately 30,000 undergraduate students FEU is a leading nursing program trainer in the Philippines with a number of facilities including a campus pavilion, auditorium, and conference centre.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 46 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.